UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated October 19, 2023

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒       Form 40-F: ☐

Enclosures:

●	Stock Exchange Release: Inside Information: Nokia accelerates strategy execution, streamlines operational model and takes action to protect profitability

INSIDE INFORMATION 19 October 2023	1 (3)

Nokia Corporation

Inside Information

19 October 2023 at 8:00 EEST

Inside Information: Nokia accelerates strategy execution, streamlines operational model and takes action to protect profitability

●	Empowers its business groups to operate with more autonomy and agility, in order to speed up execution of its strategy

●	Embeds sales teams into business groups to better seize growth opportunities and more closely align customer needs to decision-making

●	Announces new program designed to lower cost base by EUR 800–1 200 million on a gross basis over a three year period

●	Reiterates its long-term comparable operating margin target of at least 14% to be delivered by 2026, as announced with Q3 results today

Espoo, Finland – Nokia today announces strategic and operational changes to its business and a program to reset its cost base. These actions will better position the company for longer-term growth and enable it to navigate the current market uncertainty.

Nokia’s President and CEO Pekka Lundmark said: “We continue to believe in the mid to long term attractiveness of our markets. Cloud Computing and AI revolutions will not materialize without significant investments in networks that have vastly improved capabilities. However, while the timing of the market recovery is uncertain, we are not standing still but taking decisive action on three levels: strategic, operational and cost. First, we are accelerating our strategy execution by giving business groups more operational autonomy. Second, we are streamlining our operating model by embedding sales teams into the business groups and third, we are resetting our cost-base to protect profitability. I believe these actions will make us stronger and deliver significant value for our shareholders.”

Accelerating strategy execution through operational autonomy

Nokia is accelerating its strategy execution through providing its four business groups with increased operational autonomy and agility. This will enable the business groups to better address opportunities in their distinctive markets with our existing and new customers. They will be empowered to faster diversify, build new ecosystem partnerships, implement new business models and invest for technology leadership.

Streamlining operating model to create dedicated sales teams

In 2021 Nokia created four P&L responsible business groups structured around unique customer offerings supported by a shared sales organization. The next evolution on this journey is to embed the sales and other go-to-market teams into each of the business groups.

Dedicated sales teams with a strong product and customer connection will enable business groups to better seize growth opportunities with our existing and new customers and diversify into enterprise, webscale and government sectors. This change will bring highly empowered teams in front of customers that are able to make quicker decisions based on their needs. Sales teams will collaborate across Nokia to ensure customers continue to benefit from the breadth of all Nokia offers.

www.nokia.com

INSIDE INFORMATION 19 October 2023	2 (3)

Nokia will also move to a leaner corporate center that will provide strategic oversight and guidelines for instance for financial performance, portfolio development, and compliance. The company will continue its strong commitment to long-term research through Nokia Bell Labs.

Resetting cost-base to protect profitability

To address the market environment Nokia will reduce its cost base and increase operational efficiency while protecting its R&D capacity and commitment to technology leadership.

Nokia targets to lower its cost base on a gross basis (i.e. before inflation) by between EUR 800 million and EUR 1 200 million by the end of 2026 compared to 2023, assuming on-target variable pay in both periods. This represents a 10–15% reduction in personnel expenses. Nokia expects to act quickly on the program with at least EUR 400 million of in-year savings in 2024 and a further EUR 300 million in 2025. The program is expected to lead to a 72 000 – 77 000 employee organization compared to the 86 000 employees Nokia has today.

The exact scale of the program will depend on the evolution of end market demand. The program is expected to deliver savings on a net basis but the magnitude will depend on inflation. The cost savings are expected to primarily be achieved in Mobile Networks, Cloud and Network Services and Nokia’s corporate functions. One-time restructuring charges and cash outflows of the program are expected to be similar to the annual cost savings achieved.

As announced with Q3 results today, Nokia reiterates its long-term comparable operating margin target of at least 14% to be delivered by 2026.

“The most difficult business decisions to make are the ones that impact our people. We have immensely talented employees at Nokia and we will support everyone that is affected by this process. Resetting the cost-base is a necessary step to adjust to market uncertainty and to secure our long-term profitability and competitiveness. We remain confident about opportunities ahead of us,” said President and CEO Pekka Lundmark.

Nokia will hold an investor and analyst progress update event on 12 December 2023 at its headquarters in Espoo, Finland. At the event Nokia will go into more detail on the evolution of its operating model along with an update on the progress of Mobile Networks and Cloud and Network Services.

These proposed changes are subject to local consultation requirements with employee representatives and Nokia’s social partners where applicable.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

INSIDE INFORMATION 19 October 2023	3 (3)

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

Forward-looking statements

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics and the general or regional macroeconomic conditions on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will”, “target”, “likely”, “intend”, “may”, “could”, “would” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties specified in our 2022 annual report on Form 20-F published on 2 March 2023 under Operating and financial review and prospects – Risk factors.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2023	Nokia Corporation

By:	/s/ Esa Niinimäki
Name:	Esa Niinimäki
Title:	Chief Legal Officer